November 21, 2019

Sara Walden Brown
Vice President
Ingersoll-Rand U.S. HoldCo, Inc.
170/175 Lakeview Dr.
Airside Business Park
Swords, Co. Dublin
Ireland

       Re: Ingersoll-Rand U.S. HoldCo, Inc.
           Draft Registration Statement on Form 10
           Submitted October 25, 2019
           CIK No. 0001788414

Dear Ms. Brown :

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form 10 submitted October 25, 2019

Exhibit 99.1 - Proxy Statement/Prospectus-Information Statement
Questions and Answers About the Transactions and the Special Meeting
Q: Have any Gardner Denver stockholders agreed to vote in favor of the Share Issuance proposal?, page 3

1. Please expand this Q&A to disclose the approximate percentage of non-affiliate voter needed to approve the share issuance proposal given that approximately 35% of the votes are subject to a voting and support agreement.
 Sara Walden Brown
FirstName LastNameSara Walden Brown
Ingersoll-Rand U.S. HoldCo, Inc.
Comapany 21, 2019
November NameIngersoll-Rand U.S. HoldCo, Inc.
Page 2
November 21, 2019 Page 2
FirstName LastName
Summary
Conditions to the Merger, page 16

2. Please identify the conditions that may be waived by either party, specifically addressing whether the receipt of the tax opinions may be waived. Discuss any material consequences of such waivers.
Risk Factors
If the Distribution together with certain related transactions do not qualify as tax-free..., page 32

3. You indicate that the Reverse Morris Trust transaction may be deemed a taxable event for
         Ingersoll-Rand U.S. HoldCo, Inc. ("Ingersoll Rand Industrial") shareholders, which may result in individual tax liability. Please clarify whether or not the Tax Matters Agreement will provide for any indemnity payments to such shareholders if the spin-off and subsequent merger becomes a taxable event to investors.
Certain Financial Forecasts, page 70

4.       On pages 71 and 72, you reference that the Gardner Denver and
Ingersoll Rand
         projections were based on "numerous estimates or expectations, beliefs, opinions and assumptions ...." You also disclose the respective management teams believe that the
         assumptions used as the basis for the projections were reasonable. Please expand your discussion to describe the material assumptions underlying the financial projections presented.
Interests of Certain Persons in the Merger, page 85

5.       You disclose on page 156 that affiliates of KKR Renaissance
Aggregator, Gardner
         Denver's largest stockholder, will participate in the Revolving Credit Facility and the
         Ingersoll Rand Industrial Term Loan Facility that is part of the merger transaction. Please revise to discuss these interests in this section and provide a risk factor that addresses the related party nature of these debt agreements. Please also consider revising your indebtedness Q&A on page 6 that discusses the need for the new debt agreements and the possible role of an affiliate as a lender.
Exclusive Forum, page 134

6. We note that Gardner Denver's forum selection provision in its certificate of incorporation identifies the Court of Chancery of the State of Delaware or state courts in Delaware as the exclusive forums for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the Securities Act or
         Exchange Act. In that regard, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange
         Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any
 Sara Walden Brown
FirstName LastNameSara Walden Brown
Ingersoll-Rand U.S. HoldCo, Inc.
Comapany 21, 2019
November NameIngersoll-Rand U.S. HoldCo, Inc.
Page 3
November 21, 2019 Page 3
FirstName LastName
         duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please revise the prospectus to state that there is uncertainty as to whether a court would enforce such provision and to state that stockholders will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act. Lastly, provide clear risk factor disclosure of the risks and other impacts on shareholders of Ingersoll Rand Industrial of the exclusive forum provision.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
Ingersoll Rand Industrial Business
Results of Operations, page 164

7. We note that throughout your results of operations you repeatedly cite volume/product mix as a factor contributing to changes in net revenues from period to
         period, but your disclosure does not explain specifically how and why product and volume mix affected net revenues, including the company's focus on particular products or shifts between products. Please revise to provide a more robust explanation of the changes in your volume/product mix for all periods presented. Please refer to Item
         303(a)(3)(iii) of Regulation S-K.
8. Please separately quantify and discuss changes in material components of your cost of goods sold and selling and administrative expenses. To the extent that multiple factors affected the change in these line items between periods, please provide great context to investors by separately quantifying the impact of each issue, if possible.
Note 2: Ingersoll Rand's acquisition of PFS
Pro Forma Adjustments, page 185

9. Please explain your reason for removing inventory step-up amortization in adjustment (a).
10. Please revise your discussion of adjustment (b) to include a quantified breakdown of the acquired fixed assets indicating preliminary fair value, assigned estimated useful lives and adjustment amount.
Reclassification Adjustments, page 186

11. We note that you have included here, and on page 188, certain reclassification adjustments to the Ingersoll Rand Industrial statements of operations citing conformity with the
         Gardner Denver financial statements. Please revise to disclose additional details about the nature of these reclassifications. Also, provide us with any references made to specific
         U.S. GAAP you considered when determining how to account for and present these
 Sara Walden Brown
FirstName LastNameSara Walden Brown
Ingersoll-Rand U.S. HoldCo, Inc.
Comapany 21, 2019
November NameIngersoll-Rand U.S. HoldCo, Inc.
Page 4
November 21, 2019 Page 4
FirstName LastName
         reclassification adjustments on the pro forma financial statements. For example, specifically address why you reclassified certain amounts to other operating expenses, amortization of intangible assets and selling and marketing expenses.
Note 3: Basis of Presentation, page 189

12. We note your disclosure here and on page 86 that the combination of Gardner Denver and
         Ingersoll Rand Industrial will be accounted for as a business combination using the acquisition method of accounting under the provisions of ASC 805, with Gardner
         Denver selected as the accounting acquirer under this guidance. Please provide us with the analysis you performed that led to your conclusion that Gardner Denver is the accounting acquirer, including your consideration of the facts and circumstances outlined in ASC 805-10-55-11 through 805-10-55-14. As part of your response, please also address the following:
           tell us how you considered the relative size of both Gardner Denver and Ingersoll
              Rand Industrial; and
           how you determined the premium over the precombination fair value of the equity interests of the other combining entity.
Note 6: Purchase price accounting and estimated merger consideration, page 190

13. You disclose that the consideration used to record the transaction will be based on the number of Gardner Denver's outstanding shares on a fully-diluted, as-converted and as-
         exercised basis immediately prior to the effective time of the merger. Please revise the pro forma presentation of the consideration to use the most recent estimated merger consideration at the time of filing.
Note 7: Pre-merger adjustments, page 191

14. In regard to adjustment (c), please clarify whether there is a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to your operating results, financial position, liquidity, or a decision to buy or sell your securities. If so, please disclose an estimate of the amount or range of possible loss or a statement that such an estimate cannot be made.
15. In regard to adjustment (d), please clearly disclose how you estimated the amounts related to the pension and other post-employment benefits.
Note 8: Adjustments to Pro Forma Combined Statements of Operations, page 192

16. In regard to adjustment (b), please clearly disclose how you estimated the fair value of replacement awards attributable to post-acquisition service period.
Note 9: Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 194

17. We note adjustment (h) and your reclassification adjustments to the Ingersoll Rand
         Industrial balance sheet citing conformity with the Gardner Denver financial statements.
 Sara Walden Brown
Ingersoll-Rand U.S. HoldCo, Inc.
November 21, 2019
Page 5
         Please revise to disclose additional details about the nature of these reclassifications.
         Also, provide us with any references made to specific U.S. GAAP you considered when determining how to account for and present these reclassification adjustments on the pro forma financial statements.
Material U.S. Federal Income Tax Consequences of the Transactions, page 196

18. We note the representation that the distribution and merger are intended to be non-
         taxable. It appears that the companies intend to support this representation by obtaining and filing tax opinions. Please revise your tax disclosure so that it reflects the receipt of tax opinions, discloses counsels' opinions on the material tax consequences, and does not assume the legal conclusions that the distribution will qualify for tax-free treatment and the merger will qualify as a reorganization within the meaning of
Section 368(a) of the
         Internal Revenue Code.
Index to Financial Statements, page F-1

19. Please note the updating requirements for the financial statements and related disclosures.
         Reference is made to Item 14(e) and Item 17(b)(8) of Form S-4.
        You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376 or Lisa Haynes
Etheredge, Staff Accountant, at (202) 551-3424 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202)
551-3297 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.



FirstName LastNameSara Walden Brown                             Sincerely,
Comapany NameIngersoll-Rand U.S. HoldCo, Inc.
                                                                Division of
Corporation Finance
November 21, 2019 Page 5                                        Office of
Technology
FirstName LastName